SNET                                      News Release

                                          227 Church Street
                                          New Haven, Connecticut  06510






                                                 October 23, 1995


FOR FURTHER INFORMATION CONTACT:  Bill Seekamp
                                  203-771-2136


             SNET REPORTS THIRD QUARTER EARNINGS



     Southern New England Telecommunications Corporation

(SNET) -- (NYSE: SNG) announced today that consolidated net

income for the third quarter of 1995 was $41 million or

$0.64 per share, reflecting dilution of $0.15 per share from the major cellular acquisitions completed in July.  In the

third quarter last year net income was $47 million or $0.73

per share.

   "But for the expected cellular dilution, this marks our

seventh consecutive quarter of growth,"  said Daniel J.

Miglio, SNET chairman and chief executive officer.  He added,

"We have made important progress in moving toward our

strategic vision of SNET as a premier provider of information,

communication, and entertainment services.  The cellular

acquisitions are one major example of how we are capitalizing on long-term growth opportunities.  We are positioning

ourselves for an exciting future."

     Consolidated revenues and sales for the third quarter

were up 10 percent to $472 million.   Southern New England

Telephone revenue, at $384 million, was up 4 percent

primarily because of growth in access lines in service.

SNET's other businesses had strong sales growth in the third quarter.  Wireless sales rose from $26 million in the third

quarter of 1994 to $46 million.  The cellular acquisitions

accounted for $11 million of the increase.  The customer

base in the wireless business continued its rapid growth,

soaring 67 percent in SNET's preacquisition business.  With

the new customers resulting from the cellular purchases, the customer base increased a total of 117 percent.  In

addition, sales grew to $12 million for SNET America, the

company's interstate and international long-distance

subsidiary.

     Consolidated operating and maintenance expenses, which

exclude depreciation, were up 18 percent.  Operating and

maintenance expenses in the telephone subsidiary were

relatively flat -- up $2 million.  They increased $42

million in SNET's other businesses to support growth

primarily in wireless, including this business's newly

expanded coverage area, and also to promote growth in long

distance, and multimedia.

    Depreciation and amortization expense increased 8

percent, principally because of the newly acquired cellular

properties.  Interest expense increased $6 million, mainly

due to $7 million of interest on the financing for the

cellular acquisitions.

    SNET is an independent telecommunications company that

offers through its subsidiaries:  network and information-

management services and communications systems; in-state,

national, and international long-distance communications

services; directory publishing and advertising services; and

cellular mobile phone and paging services.  SNET is building

I-SNET, Connecticut's broadband, information superhighway to serve all its customers.

                            -xxx-



                            SNET
         Preliminary Summary of Consolidated Results
        For the Three Months Ended September 30, 1995
           (in Millions Except Per Share Amounts)

                                   (Unaudited)
                                   For the 3 Months Ended   Percent
                                        September 30,       Change
                                   1995        1994
INCOME STATEMENT
Revenues and Sales                 $ 471.5  $ 429.6           10%
Costs and Expenses:
 Operating and maintenance           279.6    236.0
 Depreciation and amortization        88.3     81.6
 Taxes other than income              14.7     13.9
   Total Costs and Expenses          382.6    331.5           15%

Operating Income                      88.9     98.1          (9)%

Interest                              24.3     18.4           32%

Income Before Income Taxes            64.6     79.7         (19)%

Income taxes                          23.3     32.5         (28)%

Net Income                         $  41.3  $  47.2         (13)%

Weighted Average Common Shares
  Outstanding (in thousands)        64,957   64,271            1%

Earnings Per Share                 $  0.64  $  0.73         (12)%

STATISTICS
Access Lines in Service              2,052    1,997            3%
  (in thousands)
Interstate Minutes of Use            1,817    1,702            7%
  (in millions)

                                   (Unaudited)
                                   Sept. 30, Dec. 31,     Percent
                                    1995        1994      Change
BALANCE SHEET
Common Equity at Period End        $1,019.7 $ 952.9            7%
Book Value Per Common Share
  at Period End                    $ 15.70  $ 14.77            6%



                            SNET
         Preliminary Summary of Consolidated Results
        For the Nine Months Ended September 30, 1995
           (in Millions Except Per Share Amounts)

                             (Unaudited)
                  For the 9 Months Ended              Percent
                           September 30,               Change
                                    1995      1994

INCOME STATEMENT
Revenues and Sales              $1,367.6  $1,280.6         7%
Costs and Expenses:
 Operating and maintenance         797.0     708.9
 Depreciation and amortization     255.3     243.6
 Taxes other than income            42.5      42.5
   Total Costs and Expenses      1,094.8     995.0        10%

Operating Income                   272.8     285.6       (4)%

Interest                            61.3      57.2         7%

Income Before Income Taxes         211.5     228.4       (7)%

Income taxes                        83.4      92.4      (10)%

Net Income                       $ 128.1   $ 136.0       (6)%

Weighted Average Common Shares
  Outstanding (in thousands)      64,800    64,130         1%

Earnings Per Share               $  1.98   $  2.12       (7)%

STATISTICS
Access Lines in Service            2,052     1,997         3%
  (in thousands)
Interstate Minutes of Use          5,420     5,157         5%
  (in millions)

                             (Unaudited)
                               Sept. 30,  Dec. 31,    Percent
                                    1995      1994     Change
BALANCE SHEET
Common Equity at Period End     $1,019.7   $ 952.9         7%
Book Value Per Common Share
  at Period End                  $ 15.70   $ 14.77         6%